UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Stolt Comex Seaway M.S. Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

L8873E 10 3
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                   13G

CUSIP NO.  L8873E 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    136,795
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 238,335
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             275,585

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             HC









SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Stolt Comex Seaway M.S. Ltd

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Buckburn House
           Howes Road
           Buckburn
           Aberdeen AB21 9RQ Scotland

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Minnesota, National Association ("NBM")

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NBM:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           L8873E 10 3

Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

Item 4     Ownership:

           (a)  Amount beneficially owned:  275,585 shares.

           (b)  Percent of class:  Less than 5%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  136,795

               (ii)   Shared power to vote or direct the vote:  0

               (iii)  Sole power to dispose or to direct the
                      disposition of:  238,335

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 5, 1998

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary


ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below. Norwest Bank Minnesota, National Association (NBM) is classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B). Crestone Capital Management, Inc. and Peregrine Capital Management, Inc. are classified as investment advisors pursuant to 13d1-(b)(1)(ii)(E).

Crestone Capital Management, Inc.

Norwest Bank Minnesota, National Association

Peregrine Capital Management, Inc.